SEC File No: 000-51354 Cusip No: 00101P 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

__________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AE Biofuels, Inc.

Full Name of Registrant

Marwich II Ltd.

Former Name if Applicable

20400 Stevens Creek Blvd., Suite 700

Address of Principal Executive Office (Street and Number)

Cupertino, California 94015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to finalize its reporting and disclosures. As a result, the Registrant is unable to file its Annual Report on Form 10-K on March 31, 2008 without unreasonable effort or expense. The Registrant expects to file its Form 10-K within fifteen calendar days after the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William J. Maender	(408) 213-0940
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ended December 31, 2007, to be reported in the annual report on Form 10-K, will reflect significant changes from the prior year, unrelated to the causes for the delay described in Part III. These changes include continued costs to develop the business, gains and charges from joint ventures, interest income, foreign currency gains, and other net income. Net loss will decrease by approximately $1,025,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006 with a corresponding increase in EPS of .01 per share.

AE Biofuels, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ William J. Maender
William J. Maender, Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).